The Stratton Funds, Inc. - Stratton Small Cap Value Fund

EXHIBIT TO ITEM 77C

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS


A Joint Special Meeting of Shareholders of the Stratton Small Cap Value Fund (the "Fund") a separate series of The Stratton Funds, Inc. was held on October 28, 2015. The following proposal was submitted for a vote of the shareholders of the
Fund:


1.	To approve a new investment advisory agreement between
Sterling Capital Management LLC and the Fund.

       With respect to Proposal 1, the following votes were recorded:

            No. of Shares

            Stratton Small Cap Value Fund

            Affirmative
            11,477,673.146

            Against
            46,701.862

            Abstain
            44,906.125

            Total
            11,569,281.133